Exhibit 4.4

ATS CORPORATION

2006 STOCK OPTION PLAN

1. Purpose of the Plan

1.1 The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

2. Defined Terms

Where used herein, the following terms shall have the following meanings, respectively.

2.1 “Actively Employed” (or “Active Employment”) refers to an Eligible Person (namely, an Eligible Individual) that is engaged in employment with and is providing services to the Corporation or its Affiliate as an employee. An employee will no longer be considered Actively Employed, and will no longer be considered an Eligible Individual, as of the date their employment ends for any reason, provided that in the case of employees whose employment relationship is governed by the laws of a province of Canada (each a “Canadian Employee”), such date shall be the date their employment ends for any reason or as of the end of their applicable minimum notice period required by relevant employment standards legislation, whichever date is later. For clarity, if a Canadian Employee’s employment ends prior to the expiry of the applicable minimum statutory notice period required by applicable employment standards legislation, they will be considered Actively Employed through to the end of that minimum statutory notice period. An employee will not be considered Actively Employed through any period in which they receive notice (including, for the avoidance of doubt, any period of employment after a notice of termination has been issued) or pay in lieu of notice following the termination of an Eligible Individual’s employment, including during any period of pay in lieu of notice of termination or “garden leave” that is given or ought to have been given under a contract of employment or the common law, except for during a Canadian Employee’s applicable minimum statutory termination notice period as required by applicable employment standards legislation. An Optionee who is also an employee will be considered Actively Employed during any period of statutory leave, or other leave approved by the Corporation or its Affiliate in accordance with its policies and procedures, as may be in place from time to time. For purposes of clarity, an Optionee shall cease to be Actively Employed in the event of Disability (except where such cessation is in conflict with statutory requirements);

2.2 “Administration Platform” means the Shareworks software platform used by the Corporation to assist in the administration of the Plan, or any replacement of or successor platform implemented at the Corporation’s discretion;

2.3 “Affiliate” means any corporation which is an affiliate, as such term is used in Subsection 1(4) of the Business Corporations Act (Ontario), of the Corporation;

2.4 “Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

2.5 “Board” means the board of directors of the Corporation, as constituted from time to time;

2.6 “Broker” shall have the meaning attributed thereto in Section 7.1(b) hereof;

2.7 “Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of Ontario;

2.8 “Cause” means (a) in respect of the termination of an Optionee employed in Ontario, wilful misconduct, disobedience or wilful neglect of duty that is not trivial and is not condoned by the Corporation or Affiliate; or (b) in respect of an Optionee employed in another jurisdiction outside of Ontario (i) wilful refusal or wilful failure substantially to perform under any policy or reasonable performance goals set by the Corporation or an Affiliate with respect to Optionee’s job duties or responsibilities, the operation of the Corporation’s or Affiliate’s business and affairs, or the management of the Corporation’s or Affiliate’s employees, within a reasonable time (not to exceed thirty (30) calendar days) after the Corporation or Affiliate has provided a written demand identifying the manner in which Optionee has failed to perform; (ii) Optionee engaging in any act involving gross misconduct, dishonesty, disloyalty, or gross negligence that is materially injurious to the Corporation or Affiliates; (iii) Optionee’s willful and continued breach of, or willful failure substantially to perform under or comply with, any of the material terms and covenants of any other agreement between the Corporation or an Affiliate and Optionee; (iv) Optionee committing any act in competition with or materially detrimental to the best interests of the Corporation or Affiliates; or (v) Optionee being charged with or convicted of a criminal offence that would be reasonably considered to have a negative impact on Employee’s job performance or the reputation or interests (financial or otherwise) of the Corporation or Affiliates;

2.9 “Change in Control” or “Change in Control Event” means the occurrence of any of the following events: (i) the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of National Instrument 62-104—Takeover Bids and Issuer Bids (or any successor instrument thereto), of a beneficial interest in voting or equity securities of the Corporation, together with all voting or equity securities of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, equal to more than 50% of the votes associated with the outstanding voting securities of the Corporation, provided that no Change in Control Event will be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date; (ii) a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person(s) that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction, provided that no Change in Control Event will be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date; (iii) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the Corporation’s property and assets, (iv) Incumbent Directors (as hereinafter defined) cease to constitute a majority of the Board; (v) the Corporation’s shareholders approving any plan or proposal for the liquidation or dissolution of the Corporation; or (vi) the Board adopts a resolution to the effect that a Change in Control Event has occurred or is imminent. As used herein, “Incumbent Director” shall mean any member of the Board who was a member of the Board immediately prior to the occurrence of a contested election of directors, and includes any successor to an Incumbent Director who is recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board. For purposes of clarity, a Change in Control shall not be deemed to have occurred in relation to: (i) any share transfer, reorganization, asset transfer, or similar transaction, undertaken in one or a series of transactions, involving only Corporation and/or any of its Affiliates; or (ii) the completion of a treasury offering of securities in the Corporation;

2.10 “Committee” shall have the meaning attributed thereto in Section 3.1 hereof;

2.11 “Corporation” means ATS Corporation and includes any successor corporation thereof;

2.12 “Disability” means a permanent physical or mental incapacity of the Optionee that has prevented the Optionee from performing the duties customarily assigned to the Optionee and that in the opinion of the Corporation, acting on the basis of advice from a duly qualified medical practitioner, is likely to continue;

2.13 “Eligible Person” means:

(i) any director, officer or employee of the Corporation or any Affiliate, or any other Service Provider (an “Eligible Individual”); or

(ii) a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Employee Corporation”);

2.14 “Expiry Date” means, in respect of an Option, the latest date on which the Option may be exercised, provided that if at any time the date should be determined to occur either during a period in which the holder of the Option is subject to a restriction on trading in securities of the Corporation under the insider trading policy or other policy of the Corporation (the “Blackout Period”) in effect from time to time or within ten Business Days following such a Blackout Period, such date shall be deemed to be the date that is the tenth Business Day following the date of expiry of the Blackout Period;

2.15 “Good Reason” means:

(i) a substantial diminution in the Optionee’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to a Change in Control Event;

(ii) the Corporation requires the Optionee to be based at a location in excess of one hundred (100) kilometers from the location of the Optionee’s principal job location or office immediately prior to a Change in Control Event, except for required travel on corporate business or required pursuant to the terms of a written employment or other agreement between the Corporation or an Affiliate and the Optionee, in each case, to an extent substantially consistent with the Optionee’s business obligations immediately prior to a Change in Control Event or to the extent provided for in the Optionee’s employment agreement;

(iii) a reduction in the Optionee’s base salary, or a substantial reduction in the Optionee’s target compensation under any incentive compensation plan, as in effect as of the date of a Change in Control Event; or

(iv) the failure of the Corporation to continue in effect the Optionee’s participation in the Corporation’s Share Compensation Arrangements and any employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to a Change in Control Event;

2.16 “Insider” means “reporting insider” as defined in National Instrument 55-104—Insider Reporting Requirements and Exemptions;

2.17 “Market Price” as at any date, means the volume weighted average trading price at which the Shares traded on the TSX (or, if the Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume of the Shares occurs) on the five completed trading days immediately preceding such date (calculated by dividing the total value by the total volume of securities traded for such five day period). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the market price of the Shares as determined by the Corporation in its sole discretion, acting reasonably and in good faith;

2.18 “Non-Executive Director” means any director of the Corporation who is not an employee or officer of the Corporation or any Affiliate;

2.19 “Option” means an option to purchase Shares granted to an Eligible Person under the Plan;

2.20 “Option Price” means the price per Share at which Optioned Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.21 “Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

2.22 “Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.23 “Plan” means this 2006 Stock Option Plan of the Corporation, as the same may be further amended, restated or varied from time to time;

2.24 “Retirement” or “Retire” means the retirement of the Optionee from employment with the Corporation or its Affiliate, if all of the following are satisfied:

(i) at age 60 or older after having completed at least 10 years of service to the Corporation or its Affiliate or at such lower age or years of service as determined by the Corporation;

(ii) subject to the discretion of the Corporation to waive this condition, the Optionee not receiving any severance pay, termination pay, compensation in lieu of notice, retiring allowance or equivalent;

(iii) the Optionee cooperating with reasonable transitional support requested by the Corporation or its Affiliate, as applicable;

(iv) the Optionee not commencing full-time employment with an alternative employer without written permission from the Corporation; and

(v) the Optionee abiding by any post-employment restrictions, including non-solicitation and confidentiality, in the Optionee’s written employment agreement or otherwise, having a term of no longer than two years from the date of Retirement;

2.25 “SAR” has the meaning ascribed to it in Section 7.4 hereof;

2.26 “Service Provider” means any person or company engaged by the Corporation or any Affiliate to provide services for an initial, renewable or extended period of 12 months or more and meets the definition of “consultant” as such term is defined in National Instrument 45-106—Prospectus Exemptions;

2.27 “Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Eligible Persons, including a share purchase from treasury by an Eligible Person which is financially assisted by the Corporation or an Affiliate by way of a loan, guarantee or otherwise provided, however, that any such arrangements that do not involve the issuance from treasury or potential issuance from treasury of Shares of the Corporation are not “Share Compensation Arrangements” for the purposes of this Plan;

2.28 “Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

2.29 “Stock Exchange Rules” means the applicable rules of any stock exchange or quotation system upon which shares of the Corporation are listed or quoted, as applicable;

2.30 “Successor Entity” shall have the meaning attributed thereto in Section 10.1 hereof;

2.31 “Termination Date” shall have the meaning attributed thereto in Section 6.1 hereof;

2.32 “TSX” means the Toronto Stock Exchange;

2.33 “Vesting”, “Vest”, “Vesting Date”, and “Vested” shall have the meaning attributed thereto in Section 5.2 hereof; and

2.34 “Withholding Obligations” shall have the meaning attributed thereto in Section 11.1 hereof.

3.	Administration of the Plan

3.1 To the extent permitted by Applicable Law, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under this Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. If a Committee is appointed for this purpose, all references to the term “Board” in this Plan will be deemed to be references to the Committee where appropriate.

3.2 The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b) to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c) to determine the number of Shares covered by each Option;

(d) to determine the Option Price of each Option;

(e) to determine the time or times when Options will be granted and exercisable;

(f) to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option;

(g) to prescribe the form of the instruments relating to the grant, exercise and other terms of Options; and

(h) to require that directors of the Corporation who are not full-time officers of the Corporation may not be granted a greater number of Options, or Options on different terms, than are contemporaneously being granted to an officer of the Corporation.

The interpretation, construction and application of the Plan and any provisions hereof made by the Board shall be final and binding on all Eligible Participants and on their legal, personal representatives and beneficiaries. No member of the Board shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Option granted hereunder.

3.3 The Board may, in its sole discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a) represented, warranted and agreed in form and substance satisfactory to the Corporation that they are acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for their own account, for investment and not with a view to or in connection with any distribution, that they have had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that they are able to bear the economic risk of holding such Shares for an indefinite period;

(b) agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c) agreed to indemnify the Corporation in connection with the foregoing.

3.4 Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

3.5 Without limiting the generality of Sections 3.3, 3.4 and 7.2 hereof, for any Optionee that is a resident in the United States of America, Options may not be exercised and Shares may not be issued upon the exercise of the Option unless either (i) the Shares covered by any Option are registered under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “U.S. Securities Act”) or (ii) the Shares are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act. If the Shares are issued in compliance with an available exemption, the exercise of the Option by such Optionee will be contingent upon receipt from the Optionee of any representation, undertaking, agreement or other documentation in writing satisfactory to the Corporation as may be determined by the Corporation to be necessary to comply with such exemption and Applicable Law. If any such representation, undertaking, agreement or other documentation in writing is required, the Corporation may in its sole discretion inscribe an investment or other legend on the share certificates issued pursuant to the exercise of the Option or, to the extent share certificates are not issued pursuant to such exercise, the Corporation may cause the Corporation’s records to reflect any restrictions applicable to the Shares issued upon exercise of the Option. The issuance of Shares upon the exercise of an Option shall be subject to all Applicable Laws. Provided, however, that an Option shall not be exercisable if at any date of exercise, it is the opinion of counsel for the Corporation that registration of the Shares under the U.S. Securities Act or other Applicable Law is required and the Option shall again become exercisable only if the Corporation elects to and thereafter effects a registration of the Shares subject to the Option under the U.S. Securities Act or other Applicable Law prior to the Expiry Date or earlier termination date of the Option. If the Option may not be exercised, the Corporation shall return to the Optionee, without interest or deduction, any funds received by it in connection with the proposed exercise of the Option.

3.6 Notwithstanding any other provision of the Plan or any applicable option agreement, Options issued in favour of an Optionee who is a U.S. Taxpayer (as defined in Schedule “A” hereto) will also be subject to the terms and conditions set forth in such Schedule “A”.

4.	Shares Subject to the Plan

4.1 Options may be granted in respect of authorized and unissued Shares, provided, that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 5,159,000 or such greater number of Shares as may be determined by the Board and approved by any relevant stock exchange or other regulatory authority and, if required, by the shareholders of the Corporation. Any Optioned Shares which for any reason are cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5.	Eligibility; Grant; Terms of Options

5.1 Options may be granted by the Board to any Eligible Person.

5.2 Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the Expiry Date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option (when an Option becomes exercisable being referred to herein as “Vesting” or “Vest” and each date upon which one or more Options becomes exercisable being referred to as a “Vesting Date” and an Option that is exercisable being referred to as a “Vested” Option) and other terms and conditions relating to each such Option shall be determined by the Board. The Board may, in its sole discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the Options then outstanding which have not Vested, in which event all such Options then outstanding and granted to the Optionee which had not Vested shall be deemed to be immediately exercisable during such period of time as may be specified by the Board.

5.3 If a grant of an Option is approved by the Board on a date that is outside of a Blackout Period and not within 5 trading days after the end of a Blackout Period, the option grant shall be effective as of the date of approval by the Board unless another effective date is set by the Board in its sole discretion, provided that if such other date as set by the Board falls within a Blackout Period or within 5 trading days after the end of a Blackout Period (a “No Grant Period”) the effective date of the grant shall be the Deferred Date. If a grant of an Option is approved by the Board during a No Grant Period the option grant shall be effective on the date set by the Board, provided that if the effective date of the grant is not specifically set by the Board or is set at a date that falls within a No Grant Period, the effective date of the grant shall be the Deferred Date. For the purposes of this Section 5.3 “Deferred Date” means the first day following the applicable No Grant Period that is not within a Blackout Period and falls six (6) trading days after the end of the most recently concluded Blackout Period. Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price determined as of the effective date of the grant of the Option. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.4 The term of an Option shall not exceed 10 years from the date of the grant of the Option.

5.5 No Options shall be granted to any Eligible Person if the total number of Shares issuable to such Optionee under this Plan, together with any Shares reserved for issuance to such Optionee under other Share Compensation Arrangements, would exceed 5% of the issued and outstanding Shares.

5.6 An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.7 No Options shall be granted to any Optionee if such grant could result, at any time, in:

(a) the aggregate number of Shares issuable to Insiders at any time and issued to Insiders within the one-year period prior to such time pursuant to Options or other Share Compensation Arrangements exceeding 10% of the issued and outstanding Shares;

(b) the aggregate number of Shares reserved for issuance pursuant to Options granted under this Plan or any other Share Compensation Arrangement to Non-Executive Directors exceeding (i) 0.5% of the issued and outstanding Shares; or (ii) exceeding an award value of $100,000 per Non-Executive Director per calendar year; or

(c) the issuance to any one Insider and such Insider’s associates, within a one-year period, pursuant to Options or any other Share Compensation Arrangement of an aggregate number of Shares exceeding 5% of the issued and outstanding Shares.

6.	Termination of Employment; Death

6.1

Subject to Sections 6.2 and 6.3 and to any express resolution passed by the Board with respect to an Option, any Options which have not Vested shall cease to Vest and shall expire and terminate on the Termination Date and any Vested Options shall cease to be capable of being exercised and shall expire and terminate on the date which is the earlier of: (i) in the case of a termination contemplated by clauses (a) and (b) below, thirty (30) days following the Termination Date; (ii) in the case of a termination contemplated by clause (c) below, the Termination Date, unless another date, such other date not to be later that sixty (60) days after the Termination Date, is determined by the Corporation by notice to the Optionee in writing within such sixty (60) day period; and (iii) the original Expiry Date of the Option. For greater clarity, in the event the deadline imposed in paragraphs (i) and (ii) above falls within a Blackout Period, the applicable date for such Options ceasing to be capable of being exercised shall be deemed to be extended to the tenth Business Day following the date of expiry of such Blackout Period.

“Termination Date” shall refer to the date upon which the Optionee ceases to be Actively Employed by the Corporation or any Affiliate for any reason, or otherwise ceases to actively serve the Corporation or any Affiliate for any reason, including because of:

(a)	resignation;

(b)

termination of employment without Cause, regardless of whether (i) the termination is lawful, (ii) the Optionee has received or continues to receive pay in lieu of notice or equivalent beyond the period required by relevant employment standards legislation, or (iii) the former employee is awarded damages of any kind in connection with such termination;

(c)	termination for Cause;

(d)	Disability; and

(e)	death.

6.2 Unless the Board, in its sole discretion, determines otherwise at the time of the granting of Options hereunder, the following provisions shall apply to all Options granted hereunder:

(a)

If an Optionee shall Retire, or terminate their employment or directorship under circumstances equating to Retirement, any Options held by the Optionee which have not Vested as at the Termination Date will continue to Vest in accordance with their Vesting schedules, and Options held by the Optionee at the Termination Date may, once Vested, be exercised at any time prior to the original Expiry Date of the Option, provided that if the Optionee is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Options held by the Optionee that have not Vested at the time the post-employment restrictive covenant is breached, will immediately expire.

(b)

If an Optionee ceases to be Actively Employed by the Corporation on account of Disability, a portion of any Options held by the Optionee which have not Vested effective as at the Termination Date shall continue to Vest in accordance with their Vesting schedules and may, once Vested, be exercised by the Optionee at any time prior to the original Expiry Date of the Option, provided that, the portion of those Options that had not Vested as at the Termination Date and that will Vest on a Vesting Date will be based on a formula equal to the product of (A) the number of Options that would Vest on the Vesting Date absent the Optionee ceasing to be an Eligible Person on account of Disability, multiplied by (B) a fraction, the numerator of which is the number of days from the date of grant of the Option in question to the date of Disability of the Optionee and the denominator of which is the number of days from the date of grant of the Option in question to the applicable Vesting Date.

(c)

In the event that an Optionee commits an act of bankruptcy or any proceeding is commenced against the Optionee under the Bankruptcy and Insolvency Act (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy and such proceeding remains undismissed for a period of thirty (30) days, no Vested Option held by such Optionee may be exercised following the date on which such Optionee commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

6.3 If an Optionee shall die holding one or more Options, all Options which have not Vested will immediately Vest and all Options may be exercised by their personal representatives, heirs or legatees, at any time within the earlier of (i) six months after the date of such death; and (ii) the original Expiry Date of the Option.

6.4 For greater clarity, Options shall not be affected by any change of position of the Optionee or by the Optionee ceasing to be a director of the Corporation or any Affiliate provided that the Optionee continues to be Actively Employed by the Corporation or any Affiliate.

6.5 For the purposes of this Article 6, a determination by the Board as to whether or not circumstances constitute “Cause”, “Disability” or “Retirement” shall be binding on the Optionee.

6.6 The Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee’s employment shall not apply to any Optionee for any reason acceptable to the Board.

6.7 If the Optionee is an Employee Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Employee Corporation.

7.	Exercise of Options

7.1 An Optionee may elect to exercise a Vested Option (that has not terminated or expired) pursuant to either of the following methods, or a combination of the two:

(a) Cash Exercise: An Optionee may exercise a Vested Option by electing on the Administration Platform to pay cash in exchange for delivery of the Optioned Shares. As a condition of delivery of the Optioned Shares, the Optionee shall deliver payment to the Corporation of payment in full, by electronic payment (or such other method as the Corporation may agree to in its discretion), of the aggregate of: (i) the Option Price of the

Shares then being purchased; (ii) sufficient funds to cover applicable required Withholding Obligations; and (iii) such additional amount(s), which may include transaction fees, as notified by the Administration Platform and/or the Corporation. Subject to any provisions of the Plan to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following receipt of such election and payment.

(b) Cashless Exercise: An Optionee may elect on the Administration Platform, in their sole discretion, to undertake a broker assisted “cashless exercise” pursuant to which the Corporation or its designee (including third party administrators) may deliver a copy of irrevocable instructions to a broker engaged by the Corporation for such purposes (the “Broker”) to sell the Optioned Shares otherwise deliverable upon the exercise of the Options and to deliver promptly to the Corporation an amount equal to the Option Price and all applicable required Withholding Obligations against delivery of the Shares to settle the applicable trade. An Optionee who elects the cashless exercise of Options is deemed to have assigned to the Broker such Optionee’s right to receive Shares and is deemed to release the Corporation from any further obligation to issue Shares to such Optionee in respect of the Options exercised in exchange for cash and neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares, including any loss relating to the pricing, manner or timing of the sale of the Shares or transferring any Shares or otherwise. Furthermore, each Optionee acknowledges that (i) certain fees, including transaction, brokerage and wire fees may be payable by the Optionee as notified via the Administration Platform; and (ii) the Broker assisted cashless exercise mechanism has been developed for their convenience and accordingly shall indemnify and hold harmless the Corporation and Broker for any losses, liabilities, claims, damages, costs, charges or expenses which either the Corporation or Broker may incur arising directly or indirectly by reason of the “cashless exercise” of the Options.

7.2 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to compliance with Applicable Law and:

(a) completion of such registration or other qualification of such Shares or compliance with the terms and conditions of an applicable exemption from registration or qualification and obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c) the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d) the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.3 Options shall be evidenced by a share option agreement in a form not inconsistent with this Plan as the Board or the officer of the Corporation executing such agreement, may from time to time determine provided that the substance of Article 5 be included therein, and such agreement may include, without limitation, terms with respect to the (i) cancellation of Options and the forfeiture of Options by Optionees; (ii) repayment by Optionees to the Corporation of any profits realized upon the exercise of Options, in each case upon the occurrence of any events specified in such agreement; and (iii) such other terms and conditions not contrary to the terms of this Plan.

7.4 At the discretion of the Corporation, an Option granted under the Plan may have connected therewith, at the time of grant, a number of stock appreciation rights (a “SAR” or “SARs”) equal to the number of Shares covered by the Option in respect of which the Option has not then been exercised. Each such SAR in respect of a Share shall entitle the Optionee to surrender to the Corporation, unexercised, the right to subscribe for such Share pursuant to the related Option and to receive from the Corporation cash in an amount equal to the excess of the Market Price over the Option Price of the related Option. Upon exercise of a SAR in respect of a Share covered by a related Option, that Option in respect of such Share shall immediately cease and terminate and be of no further force or effect. Unexercised SARs shall terminate when the related Option is exercised or the Option terminates.

8.	Certain Adjustments

8.1 In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend or other distribution thereon or their subdivision or consolidation, the number of Shares reserved for Option grants under this Plan shall be adjusted accordingly by the Board to such extent as it deems proper in its sole discretion. In such event, the number of, and the Option Price for, any Shares that are then subject to Option may also be adjusted by the Board to such extent, if any, as it deems proper in its sole discretion.

8.2 If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1, the Optionee shall be entitled to receive upon the subsequent exercise of their Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which they were theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation and/or other consideration from the Corporation that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change, if on the record date of such reclassification, reorganization or other change they had been the registered holder of the number of Shares to which they were theretofore entitled upon such exercise.

9.	Amendment or Discontinuance of the Plan

9.1 The Corporation shall have the power to, at any time and from time to time either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, provided that:

(a)	any such amendment, suspension or termination is subject to any approvals required under Applicable Law;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an Optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without consent in writing, except to the extent required by Applicable Law; and

(c)	any such amendment in respect of the following shall become effective only upon shareholder approval thereof:

(i)	any amendment to the maximum number of Shares specified in Section 4.1 in respect of which Options may be granted under the Plan (other than pursuant to Article 8);

(ii)	any amendment that would reduce the Option Price at which Options may be granted below the price provided for in Section 5.3 (other than pursuant to Article 8);

(iii)	any amendment that would increase any of the percentage limits in Sections 5.5 or 5.7;

(iv)	any amendment that would increase the maximum term of an Option set forth in Section 5.4;

(v)	any amendment that would extend the term of any outstanding Option granted to a date beyond the Expiry Date;

(vi)

any amendment that would reduce the Option Price of an outstanding Option (other than pursuant to Article 8) or the cancellation of an Option and the related reissue to the holder of such Option of a new Option in replacement thereof;

(vii)	any amendment which would permit an Option to be transferable or assignable other than for normal estate settlement purposes;

(viii)	any amendment to the definition of “Eligible Person” or any defined term used therein that would expand the scope of the term “Eligible Person”;

(x)	any amendment to Section 9.1.

9.2 Notwithstanding the provisions of this Article 9, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

9.3 Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan, in such event, all Options then outstanding and granted to an Optionee may be exercised by the Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified all Optionees of the termination of this Plan, but only to the same extent as the Optionee could have exercised such Options immediately prior to the date of such notification.

10.	Change in Control

10.1 Subject to Section 10.3 and except as otherwise provided in a written employment or other agreement between the Corporation or an Affiliate and an Optionee, in the event of a Change in Control the Corporation will take such steps as are reasonably necessary or desirable in an effort to cause all Options then outstanding to be substituted by or replaced with stock options of the acquiring, successor, or surviving entity, or any Affiliate thereof (hereinafter collectively referred to as the “Successor Entity”), having substantially equivalent economic value and on substantially similar terms and conditions as the original Options.

10.2 Except for any greater right(s) provided for in a written employment or other agreement between the Corporation or an Affiliate and an Optionee, if within 12 months of a Change in Control Event, an Optionee ceases to be an Eligible Participant due to termination by the Corporation or any Successor Entity of the Optionee’s employment or engagement with the Corporation or Successor entity without Cause, or the Optionee resigns from his or her employment for Good Reason, the Vesting of all Options then held by such Optionee, including any substitute or replacement options issued by the Successor Entity (and, if applicable, the time during which such Options may be exercised), will be accelerated in full and may be exercised within 30 days of the Termination.

10.3 Except as otherwise provided in a written employment or other agreement between the Corporation or an Affiliate and an Optionee, if, in the event of a proposed Change in Control:

(a) the required steps to cause the substitution or replacement of Options under Section 10.1 are not being taken by the parties with the authority to take such steps, including without limitation, by any Successor Entity;

(b) the Board determines, acting reasonably, that the substitution or replacement contemplated in Section 10.1 is impossible or not practicable;

(c) the Board determines, acting reasonably, that the substitution or replacement contemplated in Section 10.1 above would give rise to adverse tax results; or

(d) the securities of the Successor Entity are not (or, upon the occurrence of the Change in Control Event, will not be) listed and posted for trading on a recognizable stock exchange;

then the Vesting of all then outstanding Options will, unless otherwise determined by the Board, be accelerated in full and any such accelerated Options may be exercised by the Optionee at any time after the Optionee receives written notice from the Board of such accelerated Vesting and prior to the occurrence of the Change in Control Event; provided, however, that such accelerated Vesting or exercise shall be conditional on the consummation of such Change in Control Event. If the Change in Control Event is consummated, the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change in Control Event and on such terms as it sees fit, any outstanding Options, including any Options not accelerated or exercised.

10.4 The obligations of the Corporation under the Plan shall be binding upon any surviving corporation (or any Affiliate thereof) or Successor Entity resulting from a Change in Control Event.

11.	Tax Withholdings

11.1 Notwithstanding any other provision contained in this Plan, in connection with the exercise of an Option by an Optionee from time to time, the Corporation may withhold from any amount payable to an Optionee, including the issuance of Shares to an Optionee upon the exercise of such Optionee’s Options, such amounts as are required by law to be withheld or deducted as a consequence of their exercise of Options or other participation in this Plan (“Withholding Obligations”). The Corporation has the right, in its sole discretion, to satisfy any Withholding Obligations by:

(a) selling or causing to be sold, on behalf of any Optionee, such number of Shares issued to the Optionee on the exercise of Options as is sufficient to fund the Withholding Obligations;

(b) retaining the amount necessary to satisfy the Withholding Obligations from any amount which would otherwise be delivered, provided or paid to the Optionee by the Corporation, whether under this Plan or otherwise;

(c) requiring the Optionee, as a condition of exercise pursuant to Section 7.1(a) to (i) remit the amount of any such Withholding Obligations to the Corporation in advance; or (ii) reimburse the Corporation for any such Withholding Obligations;

(d) requiring the Optionee, as a condition of exercise pursuant to Section 7.1(b), to cause the Broker who sells Shares acquired by the Optionee on behalf of the Optionee to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligation and to remit such amount directly to the Corporation; and/or

(e) making such other arrangements as the Corporation may reasonably require.

11.2 The sale of Shares by the Corporation or by a Broker under Section 7.1(b) or Section 11.1 above will be made on the TSX or such other stock exchange on which the Shares are trading. The Optionee consents to such sale and grants to the Corporation or the Broker, as applicable, an irrevocable power of attorney to effect the sale of such Shares on their behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the Withholding Obligations net of all selling costs, which costs are the responsibility of the Optionee and which the Optionee hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price unless the Optionee has specified a minimum price as part of its election made pursuant to Section 7.1(b); and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to an Optionee or otherwise.

11.3 The Optionee further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

11.4 The Optionee is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of awards issued under the Plan, and neither the Corporation nor any Affiliate will have any obligation to indemnify or otherwise hold the Optionee (or any beneficiary) harmless from any or all of such taxes or penalties.

12.	Miscellaneous Provisions

12.1 Nothing contained in this Plan will prevent the Board from adopting other or additional Share Compensation Arrangements or compensation arrangements, subject to any required approval.

12.2 The Corporation is not by virtue of this Plan restricted in any way from declaring and paying stock dividends, issuing further Shares, or varying or amending its share capital or corporate structure.

12.3 An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

12.4 Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate their employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which they would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate or any present or future retirement policy of the Corporation or any Affiliate, or beyond the time at which they would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

12.5 The Corporation may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Options granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Options granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Options granted to each Optionee under the Plan.

12.6 No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if an Optionee would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Article 8, such Optionee will only have the right to purchase the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

12.7 The Corporation makes no representation or warranty as to the future Market Price of the Shares or with respect to any income tax matters affecting the Optionee resulting from the grant or exercise of an Option and/or transactions in the Shares. Neither the Corporation, nor any of its directors, officers, employees, Shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity, approvals or other conditions and circumstances of the issuance of Shares under this Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to this Plan.

12.8 Optionees (and their legal personal representatives) have no legal or equitable rights, claims, or interest in any specific property or assets of the Corporation or any Affiliate. No assets of the Corporation or any Affiliate will be held in any way as collateral security for the fulfillment of the obligations of the Corporation under this Plan. Any and all of the Corporation’s or any Affiliate’s assets are, and remain, the general unpledged, unrestricted assets of the Corporation or Affiliate. The Corporation’s obligation under this Plan is merely that of an unfunded and unsecured promise of the Corporation to pay money in the future, and the rights of Optionees (and their legal personal representatives) are no greater than those of unsecured general creditors.

12.9 The existence of any Options shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

12.10 For greater clarity, no amount will be paid to, or in respect of, an Optionee under this Plan or pursuant to any other arrangement, and no additional Options will be granted to such Optionee to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, an Optionee for such purpose.

12.11 In the event that an Option is granted or an Option agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Options on terms different from those set out in the Plan, the Option or the grant of such Option shall not be in any way void or invalidated (unless the terms of the Option would trigger shareholder approval under Section 9.1(c)), but the Option so granted will be adjusted to become, in all respects, in conformity with the Plan.

12.12 The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

12.13 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

13.	Effective Date

13.1 This Plan initially became effective on October 27, 2006 and was last amended and restated as of May 17, 2023.

14.	Shareholder and Regulatory Approval

14.1 If required by Applicable Law, amendments to the Plan made pursuant to Section 9 shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the TSX and any other relevant regulatory authority. Any Options granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.

SCHEDULE “A”

ATS CORPORATION

Supplement to 2006 Stock Option Plan for U.S. Taxpayers

This supplement (the “Supplement”) to the 2006 Stock Option Plan of ATS Corporation, as such plan may be further amended and/or amended and restated from time to time (the “Plan”), shall apply to each Optionee who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the U.S. Code or for whom an Option is otherwise subject to taxation under the U.S. Code (each, a “U.S. Taxpayer”). In the event of any inconsistency between the Plan and this Supplement, the terms and conditions of this Supplement shall control and govern Options granted to a U.S. Taxpayer. Capitalized terms not defined in this Supplement shall have the meaning given to such terms in the Plan, the terms and conditions of which are herein incorporated by reference.

Options granted to U.S. Taxpayers generally shall be subject to the requirements of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”).

Options granted to U.S. Taxpayers under the Plan are intended to constitute non-qualified stock options and are not intended to constitute ‘incentive stock options” within the meaning of Section 422 of the U.S. Code. Options granted under the Plan to U.S. Taxpayers are intended to be exempt from Section 409A of the U.S. Code, and all provisions of the Plan will be construed and interpreted in a manner consistent with such intent. In furtherance of the foregoing, (i) “Market Price” as defined in the Plan is intended to constitute “fair market value” for purposes of Section 409A of the U.S. Code; and (ii) any adjustment of such Options under Section 8 of the Plan shall be made in a manner consistent with the requirements of Section 409A of the U.S. Code.

Notwithstanding the foregoing or any provision of the Plan or an option agreement, if any provision of the Plan or an option agreement contravenes Section 409A of the U.S. Code or could cause the Optionee to incur any tax, interest or penalties under Section 409A of the U.S. Code, the Board may, in its sole discretion and without the Optionee’s consent, modify such provision to (i) comply with, or avoid being subject to, Section 409A of the U.S. Code, or to avoid the incurrence of taxes, interest and penalties under Section 409A of the U.S. Code, and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the Optionee of the applicable provision without materially increasing the cost to the Corporation or contravening the provisions of Section 409A of the U.S. Code. This Supplement does not create an obligation on the part of the Corporation to modify the Plan or any option agreement and does not guarantee that the Options will not be subject to taxes, interest and penalties under Section 409A.